As filed with the Securities and Exchange Commission on June 28, 1996.
                                                    Reg. No. 33-52667
_______________________________________________________________________

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, DC  20549



                                FORM 11-K

                              ANNUAL REPORT




                    Pursuant to Section 15(d) of the

                    Securities Exchange Act of 1934



               For the Fiscal Year ended December 31, 1995




                       LINCOLN NATIONAL CORPORATION
                EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                            (Full title of Plan)



                         [Current Reg. No. 33-52667]



                         LINCOLN NATIONAL CORPORATION
                            200 East Berry Street
                          Fort Wayne, Indiana 46802
               (Name of Issuer and Principal Executive Office)




                                    FORM 11-K
                LNC Employees' Savings and Profit-Sharing Plan

                                TABLE OF CONTENTS



Facing Sheet


Financial Statements


Signature


Exhibit 23--Consent of Ernst & Young LLP, Independent Auditors

Financial Statements
and Schedules

Lincoln National Corporation
Employees' Savings
and Profit-Sharing Plan

Years ended December 31, 1995 and 1994
with Report of Independent Auditors

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements
and Schedules

Years ended December 31, 1995 and 1994

Contents

Report of Independent Auditors                                    1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits              2
Statements of Changes in Net Assets Available for Plan Benefits   3
Notes to Financial Statements                                     4


Schedules

Schedule of Assets Held for Investment Purposes                  13
Schedule of Reportable Transactions                              14

Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit--Sharing Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

                                                Ernst & Young LLP

May 16, 1996, except for Note 8,
as to which it is May 28, 1996

Fort Wayne, Indiana

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

                                                            December 31
                                                        1995          1994
Assets
Investments:
  Common stock--Lincoln National Corporation       $191,353,118   $116,039,665
Segregated investment accounts--The Lincoln
    National Life Insurance Company
    Separate Accounts                                95,253,320     65,760,304
Unallocated insurance contracts--The Lincoln
    National Life Insurance Company                  76,276,541     69,684,213
Participant loans                                    15,852,291     13,924,114
Total investments                                   378,735,270    265,408,296

Cash and invested cash                                3,918,059      1,196,474
Accrued interest receivable                              30,578         25,736
Other receivables                                            --        465,068
Contributions receivable from
  participating employers                            12,004,120     13,963,381
Total assets                                        394,688,027    281,058,955

Liabilities--miscellaneous payables                   1,147,957         88,581
Net assets available for plan benefits             $393,540,070   $280,970,374

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

                                                          Year ended December 31
                                                            1995           1994
Additions:
Net realized and unrealized appreciation
  (depreciation) in fair value of investments          $ 85,420,076   $(27,159,152)
Investment income:
  Cash dividends--Lincoln National Corporation            5,969,559      5,031,135
  Interest:
    The Lincoln National Life Insurance Company           6,493,723      4,732,210
    Other                                                 1,203,060      1,023,746
  Total interest                                          7,696,783      5,755,956
Total investment income                                  13,666,342     10,787,091
Contributions:
  Employees                                              19,897,636     18,773,777
  Participating employers (net of forfeitures:
    1995-$16,376; 1994-$20,070)                          14,167,259     16,932,992
Total Contributions                                      34,064,895     35,706,769
Total Additions                                         133,151,313     19,334,708
Deductions:
  Distributions to participants                         (20,363,921)   (21,082,240)
  Administrative expenses                                  (217,696)      (287,540)
Total Deductions                                        (20,581,617)   (21,369,780)
Net increase (decrease) in net assets
  available for plan benefits                           112,569,696     (2,035,072)
Net assets available for plan benefits at
  beginning of the year                                 280,970,374    283,005,446
Net assets available for plan benefits at end
  of the year                                          $393,540,070   $280,970,374

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 1995

1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units owned by Lincoln National Corporation Employees' Savings and Profit--Sharing Plan ("Plan") in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Company"). Contract value represents net contributions made plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.


2. Description of the Plan

The Plan is a contributory, defined contribution plan which covers eligible employees of LNC and several of its subsidiaries ("Employer Companies"). Any person 21 years of age or older who is an employee of the Employer Companies is eligible to enroll in the Plan if the person has been employed by LNC and any of its subsidiaries for at least one year. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of compensation, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options as described in Note 3. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the year for which they were contributed.

The Employer Companies contribute to the Plan an amount equal to a participant's contributions, not to exceed 6%, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's increase in book value in relation to similar companies in the insurance industry. The Employer Companies contributions are invested in the LNC Common Stock Fund. The Employer Companies contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service                               Percent Vested
    1                                                 0%
    2                                                50%
    3 or more                                       100%


During 1995, the Board of Directors of LNC approved a new employer contribution formula which will be effective for the 1996 plan year. The new formula gives the Board of Directors authorization to make a discretionary change in the percentage used to compute the Employer Companies contribution.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

The Employer Companies have the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. INVESTMENT OPTIONS

The detail of the net assets available for plan benefits by investment option is as follows:

                                                       December 31, 1995
                                                      Investment Options

                                   TOTAL            1             2            3           4
Assets
Investments:
Common stock                   $191,353,118   $191,353,118
Segregated investment accounts   95,253,320                  $8,624,705                $22,920,130
Unallocated insurance contracts  76,276,541                               $76,276,541
Participant loans                15,852,291
Total Investments               378,735,270    191,353,118    8,624,705    76,276,541   22,920,130
Cash and invested cash            3,918,059      2,516,096                  1,401,963
Accrued interest receivable          30,578
Contributions receivable from
 participating employers         12,004,120     12,044,120
Total assets                    394,688,027    205,873,334    8,624,705    77,678,504   22,920,130
Liabilities--miscellaneous
 payables                        (1,147,957)      (578,264)                  (569,693)
Net assets available for
 plan benefits                 $393,540,070   $205,295,070   $8,624,705   $77,108,811  $22,920,130


                                      5               6            7            8             9
Assets
Investments:
Common stock
Segregated investment accounts  $23,772,967     $8,902,420   $7,702,430   $12,969,067   $1,734,231
Unallocated insurance contracts
Participant loans
Total investments                23,772,967      8,902,420    7,702,430    12,969,067    1,734,231
Cash and invested cash
Accrued interest receivable
Contributions receivable from
  anticipating employers
Total assets                     23,772,967      8,902,420    7,702,430    12,969,067    1,734,231
Liabilities--miscellaneous
 payables
Net assets available for
 plan benefits                  $23,772,967     $8,902,420   $7,702,430   $12,969,067   $1,734,231


                                      10             11           12           13         LOANS
Assets
Investments:
Common stock
Segregated investment accounts     $770,346     $2,029,374    $1,858,664   $3,968,986
Unallocated insurance contracts
Participant loans                                                                      $15,852,291
Total investments                   770,346      2,029,374     1,858,664    3,968,986   15,852,291
Cash and invested cash
Accrued interest receivable                                                                 30,578
Contributions receivable from
 participating employers
Total assets                        770,346      2,029,374     1,858,664    3,968,986   15,882,869
Liabilities--miscellaneous
 payables
Net assets available for
 plan benefits                     $770,346     $2,029,374    $1,858,664   $3,968,986  $15,882,869


                                                             December 31, 1994
                                                            Investment Options
                                   TOTAL            1             2            3             4
Assets
Investments:
Common stock                  $116,039,665   $116,039,665
Segregated investment
 accounts                       65,760,304                  $8,116,181                 $15,662,431
Unallocated insurance
  contracts                     69,684,213                               $69,684,213
Participant loans               13,924,114
Total investments              265,408,296    116,039,665    8,116,181    69,684,213    15,662,431
Cash and invested cash
 (overdrafts)                    1,196,474      1,010,411       13,251       123,040       (4,266)
Accrued interest receivable         25,736
Other receivables                  465,068         36,684        3,730       273,416        59,236
Contributions receivable from
 participating employers        13,963,381     13,963,381
Total assets                   281,058,955    131,050,141    8,133,162    70,080,669    15,717,401
Liabilities--miscellaneous
 payables                           88,581         70,985
Net assets available for
 plan benefits                $280,970,374   $130,979,156   $8,133,162   $70,080,669   $15,717,401


                                   5               6            7              8              9
Assets
Investments:
Common stock
Segregated investment
 accounts                      $16,060,131     $7,005,554   $5,658,315    $9,234,735      $532,843
Unallocated insurance
 contracts
Participant loans
Total investments               16,060,131      7,005,554    5,658,315     9,234,735       532,843
Cash and invested
 cash (overdrafts)                   7,957        (40,808)      19,415        14,541        46,433
Accrued interest receivable
Other receivables                   40,424         43,603                        514           597
Contributions receivable from
  anticipating employers
Total assets                    16,108,512      7,008,349    5,677,730     9,249,790        79,873
Liabilities--miscellaneous
 payables                                                       12,383
Net assets available for
 plan benefits                 $16,108,512     $7,008,349   $5,665,347    $9,249,790      $579,873


                                     10             11           12           13         LOANS
Assets
Investments:
Common stock
Segregated investment accounts    $187,725       $787,447     $617,234    $1,897,708
Unallocated insurance contracts
Participant loans                                                                     $13,924,114
Total investments                  187,725        787,447      617,234     1,897,708   13,924,114
Cash and invested cash
  (overdrafts)                       2,394            156        4,273         1,313       (1,636)
Accrued interest receivable                                                                25,736
Other receivables                                     714                      4,514        1,636
Contributions receivable from
  participating employers
Total assets                       190,119        788,317      621,507     1,903,535   13,949,850
Liabilities--miscellaneous
  payables                             2,394                       2,819
Net assets available for
  plan benefits                   $187,725       $788,317     $618,688    $1,903,535  $13,949,850


Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                  Year Ended December 31, 1995
                                                       Investment Options

                                    TOTAL           1             2             3           4
Additions:
Net realized and unrealized
  appreciation in fair
  value of investments         $ 85,420,076   $ 67,988,471   $1,073,220                $ 5,905,550
Investment income:
Cash dividends                    5,969,559      5,969,559
Interest                          7,696,783                              $ 6,493,723
Total investment income          13,666,342      5,969,559                 6,493,723
Contributions:
Employees                        19,897,636      5,304,242      615,540    4,382,570     1,870,696
Participating employers
  (net of forfeitures)           14,167,259     14,167,259
Total contributions              34,064,895     19,471,501      615,540    4,382,570     1,870,696
Total additions                 133,151,313     93,429,531    1,688,760   10,876,293     7,776,246
Deductions:
Distributions to participants   (20,363,921)    (8,699,052)    (569,094)  (6,562,834)   (1,033,475)
Administration expenses            (217,696)      (199,511)      (1,055)      (8,872)       (2,202)
Net transfers (deductions)               --    (10,215,054)    (627,068)   2,723,555       462,160
Total deductions                (20,581,617)   (19,113,617)  (1,197,217)  (3,848,151)     (573,517)
Net increase in net assets
  available for plan benefits   112,569,696     74,315,914      491,543    7,028,142     7,202,729
Net assets available for
  plan benefits at
  beginning of the year         280,970,374    130,979,156    8,133,162   70,080,669    15,717,401
Net assets available for
  plan benefits
  at end of the year           $393,540,070   $205,295,070   $8,624,705  $77,108,811   $22,920,130


                                     5                6           7             8             9
Additions:
Net realized and unrealized
  appreciation in fair value
  of investments                $ 5,037,349     $  433,404   $1,174,621  $ 2,717,975    $  226,389
Investment income:
Cash dividends
Interest
Contributions:
Employees                         2,384,637        509,372      784,575    1,693,786       457,925
Participating employers
  (net of forfeitures)
Total contributions               2,384,637        509,372      784,575    1,693,786       457,925
Total additions                   7,421,986        942,776    1,959,196    4,411,761       684,314
Deductions:
Distributions to participants      (538,697)    (1,101,485)    (283,377)    (893,780)      (72,358)
Administration expenses              (2,292)          (903)        (779)      (1,339)         (115)
Net transfers (deductions)          783,458      2,053,683      362,043      202,635       542,517
Total deductions                    242,469        951,295       77,887     (692,484)      470,044
Net increase in net assets
  available for plan benefits     7,664,455      1,894,071    2,037,083    3,719,277     1,154,358
Net assets available for
  plan benefits at
  beginning of the year          16,108,512      7,008,349    5,665,347    9,249,790       579,873
Net assets available for
  plan benefits
  at end of the year            $23,772,967     $8,902,420   $7,702,430  $12,969,067    $1,734,231


                                      10            11             12          13          Loans
Additions:
Net realized and unrealized
  appreciation in fair value
  of investments                   $ 65,341     $  129,576   $  315,646   $  352,534
Investment income:
Cash dividends
Interest                                                                               $ 1,203,060
Total interest income                                                                    1,203,060
Contributions:
Employees                           167,759        442,232      352,295      932,007
Participating employers
  (net of forfeitures)
Total contributions                 167,759        442,232      352,295      932,007
Total additions                     233,100        571,808      667,941    1,284,541     1,203,060
Deductions:
Distributions to participants       (14,593)       (25,432)     (12,063)     (74,208)     (483,473)
Administration expenses                 (42)          (144)        (117)        (325)
Net transfers (deductions)          364,156        694,825      584,215      855,443     1,213,432
Total deductions                    349,521        669,249      572,035      780,910       729,959
Net increase in net assets
  available for plan benefits       582,621      1,241,057    1,239,976    2,065,451     1,933,019
Net assets available for
  plan benefits at
  beginning of the year             187,725        788,317      618,688    1,903,535    13,949,850
Net assets available for
  plan benefits
  at end of the year               $770,346     $2,029,374   $1,858,664   $3,968,986   $15,882,869


Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                   Year Ended December 31, 1994
                                                        Investment Options
                                 TOTAL               1             2           3             4
Additions:
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments $(27,159,152)  $(26,530,162)  $ (132,920)              $   252,063
Investment income:
Cash dividends                    5,031,135      5,031,135
Interest                          5,755,956                              $ 4,732,210
Total interest income            10,787,091      5,031,135                 4,732,210
Contributions:
Employees                        18,773,777      5,503,603      687,192    4,174,286    1,886,377
Participating employers
  (net of forfeitures)           16,932,992     16,932,992
Total contributions              35,706,769     22,436,595      687,192    4,174,286    1,886,377
Total additions                  19,334,708        937,568      554,272    8,906,496    2,138,440
Deductions:
Distributions to participants   (21,082,240)    (8,934,755)    (582,550)  (7,395,098)  (1,061,237)
Administration expenses            (287,540)      (268,102)      (1,254)     (10,032)      (2,247)
Net transfers (deductions)               --        994,218   (1,029,086)    (891,455)    (830,348)
Total deductions                (21,369,780)    (8,208,639)  (1,612,890)  (8,296,585)  (1,893,832)
Net increase (decrease) in
  net assets available
  for plan benefits              (2,035,072)    (7,271,071)  (1,058,618)     609,911      244,608
Net assets available for
  plan benefits at
  beginning of the year         283,005,446    138,250,227    9,191,780   69,470,758   15,472,793
Net assets available for
  plan benefits
  at end of the year           $280,970,374   $130,979,156   $8,133,162  $70,080,669  $15,717,401


                                     5                6           7             8             9
Additions:
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments  $  (445,649)    $  277,250   $ (239,319)  $ (296,077)    $  3,042
Investment income:
Cash dividends
Interest
Contributions:
Employees                         2,387,322        509,064      756,164    1,748,974      224,271
Participating employers
  (net of forfeitures)
Total contributions               2,387,322        509,064      756,164    1,748,974      224,271
Total additions                   1,941,673        786,314      516,845    1,452,897      227,313
Deductions:
Distributions to participants      (990,193)      (497,042)    (284,535)    (579,465)      (1,071)
Administration expenses              (2,299)        (1,070)        (845)      (1,337)         (55)
Net transfers (deductions)         (486,343)      (863,523)    (699,957)    (325,903)     353,686
Total deductions                 (1,478,835)    (1,361,635)    (985,337)    (906,705)     352,560
Net increase (decrease) in
  net assets available for
  plan benefits                     462,838       (575,321)    (468,492)     546,192      579,873
Net assets available for
  plan benefits at
  beginning of the year          15,645,674      7,583,670    6,133,839    8,703,598            --
Net assets available for
  plan benefits
  at end of the year            $16,108,512     $7,008,349   $5,665,347   $9,249,790     $579,873


                                       10             11           12           13        Loans
Additions:
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments     $  4,847       $  1,336     $ 18,681   $  (72,244)
Investment income:
Cash dividends
Interest                                                                               $ 1,023,746
Total interest income                                                                    1,023,746
Contributions:
Employees                            72,431        222,076      162,450      439,567
Participating employers
  (net of forfeitures)
Total contributions                  72,431        222,076      162,450      439,567
Total additions                      77,278        223,412      181,131      367,323     1,023,746
Deductions:
Distributions to participants        (4,619)        (8,405)     (21,158)     (15,175)     (706,937)
Administration expenses                 (17)           (68)         (47)        (167)
Net transfers (deductions)          115,083        573,378      458,762    1,551,554     1,079,934
Total deductions                    110,447        564,905      437,557    1,536,212       372,997
Net increase (decrease) in
  net assets available for
  plan benefits                     187,725        788,317      618,688    1,903,535     1,396,743
Net assets available for plan
  benefits at
  beginning of the year                   --             --           --           --   12,553,107
Net assets available for
  plan benefits
  at end of the year               $187,725       $788,317     $618,688   $1,903,535   $13,949,850


Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investment Options (continued)

Information with respect to investment options is as follows:

Option    Description of Investment Option

   1 LNC Common Stock Fund, which invests primarily in shares of Lincoln National Corporation's common stock;

   2 Government Bond Fund, which directly or indirectly invests primarily in fixed income securities issued by the United States Government;

   3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal;

   4 Core Equity Fund, which directly or indirectly invests primarily in the common stock of established companies;

   5 Medium Capitalization Equity Fund, which directly or indirectly invests primarily in the stock of new, rapid growth companies;

   6 Short--Term Fund, which directly or indirectly invests primarily in notes of government agencies and private corporations;

   7 Government/Corporate Bond Fund, which directly or indirectly invests primarily in corporate and U.S.
          government bonds and mortgage-backed securities;

   8 Large Capitalization Equity Fund, which directly or indirectly invests primarily in high-risk common stocks which have the potential for a significant appreciation in value over an 18 to 24 month period;

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investment Options (continued)

   9 Balanced Fund, which directly or indirectly invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion;

  10 High Yield Bond Fund, which directly or indirectly invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk;

  11 Small Capitalization Equity Fund, which directly or indirectly invests primarily in the stock of new, rapid growth companies;

  12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders; and

  13 International Equity Fund, which directly or indirectly invests primarily in stocks of non-United States companies.

Beginning January 1, 1994, the Plan began offering investment options 9 through 13 to participants. Investment options 2 through 13 are provided by a group annuity contract issued by the Company.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over 1, 3, 5, 10, 15 or 20 year periods depending on the purpose of the loan or when a participant withdraws from the Plan.

The unallocated insurance contracts earned an average interest rate of approximately 6.72% and 6.86% in 1995 and 1994, respectively. The credited interest rate for new contributions, which approximates the current market rate, at December 31, 1995 and 1994, were 6.25% and 7.50%, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1995 and 1994 were 6.90% and 7.15%, respectively, and are determined based upon the performance of the Company's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on the Company's ability to meet its financial obligations out of the general assets of the Company. The fair value of the unallocated insurance contracts approximate contract value.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 9, 1995, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 ("Code") and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974 to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Transactions With Parties-In-Interest

All investments held by the Plan and related investment transactions, except for short-term cash investments, were with the Employer
Companies.

6. Concentrations of Credit Risk

The Plan has investments in common stock of LNC, segregated investment accounts and unallocated insurance contracts with the Company of $191,353,118, $95,253,320 and $76,276,541, respectively, at December
31, 1995 (48.6%, 24.3% and 19.5% of net assets, respectively). LNC and the Company operate predominately in the insurance industry.

7. Sale of LNC Subsidiary

Effective February 2, 1994, LNC completed the sale of Security-
Connecticut Corporation, one of the Employer Companies. As a result of the sale, $8,570,156 of 1994 Plan assets were transferred to another plan.

Lincoln National Corporation
Employees' Savings and Profit--Sharing Plan

Notes to Financial Statements (continued)

8. Sale of Minority Interest in Subsidiary

Effective May 28, 1996, the Company's principal subsidiary within its Property-Casualty segment (American States Insurance Company) closed on an initial public offering of 17% of its common stock. The filing of a registration statement with the Securities and Exchange Commission, marketing of the shares and receiving the necessary approvals is expected to result in a closing of this transaction in the second quarter of 1996. As of December 31, 1995, the Plan assets attributed to American States employees that will be transferred to a new Plan totalled approximately $179,566,000.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:


                                                      1995           1994
Net assets available for plan
  benefits per the financial statements           $393,540,070   $280,970,374
Amounts allocated to withdrawing participants       (1,273,955)    (1,089,639)
Net assets available for plan benefits
  per Form 5500                                   $392,266,115   $279,880,735


The following is a reconciliation of distributions to participants per the financial statements to Form 5500:


                                                        1995         1994
Distributions to participants per the
  financial statements                              $20,363,921   $21,082,240
Amounts allocated to withdrawing
  participants at end of the year                     1,273,955     1,089,639
Less amounts allocated to withdrawing
  participants at beginning of the year              (1,089,639)     (232,652)
Distributions to participants per Form 5500         $20,548,237   $21,939,227


Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to year end but have not yet been paid.

Schedules
Item 27a

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Schedule of Assets Held for Investment Purposes

December 31, 1995

                                                     (c)
                                           Description of Investment
          (b)                                 Including Maturity                               (e)
Identity of Issue, Borrower,                 Date, Rate of Interest,              (d)        Current
Lessor or Similar Party                      Par or Maturity Value               Cost         Value
Common stock-
  Lincoln National Corporation          3,560,058 shares                    $122,922,705   $191,353,118
Segregated investment
  accounts--The Lincoln
  National Life Insurance
  Company Separate Accounts:
    Government Bond Fund                5,961,664.925 participation units      6,615,965      8,624,705
    Core Equity Fund                    1,264,092.105 participation units     14,167,103     22,920,130
    Medium Capitalization Equity Fund   3,112,599.024 participation units     15,221,037     23,772,967
    Short--Term Fund                    3,395,077.727 participation units      7,806,833      8,902,420
    Government/Corporate Bond Fund      1,605,915.397 participation units      5,680,734      7,702,430
    Large Capitalization Equity Fund    2,708,547.495 participation units      9,722,074     12,969,067
    Balanced Fund                         436,665.410 participation units      1,514,066      1,734,231
    High Yield Bond Fund                  408,365.340 participation units        704,683        770,346
    Small Capitalization Equity Fund      320,513.868 participation units      1,914,502      2,029,374
    Value Equity Fund                   1,352,451.952 participation units      1,536,964      1,858,664
    International Equity Fund             853,978.550 participation units      3,694,021      3,968,986
Total segregated investment accounts                                          68,577,982     95,253,320

Unallocated insurance contracts-
  The Lincoln National Life
  Insurance Company                                                           76,276,541     76,276,541

Participant loans                       Various loans at interest rates
                                           varying from 12.5% to 6.5%
                                           due from 1996 to 2015.             15,852,291     15,852,291
Total investments                                                           $283,699,519   $378,735,270


Item 27d
Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Schedule of Reportable Transactions

Year ended December 31, 1995

                                                                                         (h)
                                                                                    Current Value      (i)
    (a)                                         (c)           (d)          (g)      of Assets on       Net
 Identity of             (b)                  Purchase      Selling      Cost of    Transaction       Gain
Party Involved   Description of Assets          Price        Price        Assets        Date          (Loss)
Category (iii)

Norwest Bank   Lincoln National Corporation
                 shares of common stock:
                    Purchases                $53,965,282               $53,965,282  $53,965,282
                    Sales                                 $46,640,318   35,683,789   46,640,318    $10,956,529

The Lincoln    Segregated investment
National Life    account--The Lincoln
Insurance        National Life Insurance
Company          Company Separate Accounts:
                   Purchases                  25,092,671                25,092,671   25,092,671
                   Sales                                   13,031,264   10,547,810   13,031,264      2,483,454

The Lincoln    Unallocated insurance
National Life    contracts-The Lincoln
Insurance        National Life Insurance
Company          Company:
                   Purchases                  17,424,452                17,424,452   17,424,452
                   Sales                                   10,832,124   10,832,124   10,832,124             --

Note: Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.

                           SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Lincoln National Corporation Benefits Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LINCOLN NATIONAL CORPORATION
                              EMPLOYEES' SAVINGS AND
                              PROFIT-SHARING PLAN


                              /S/ H. THOMAS MCMEEKIN
Date:  6/26/96                ______________________________
                              H. Thomas McMeekin, Chairman
                              Lincoln National Corporation
                              Benefits Investment Committee